EXHIBIT 23.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement No. 333-72229 on Form S-3 of Kilroy Realty Corporation of our report dated February 25, 2003, except for note 27 as to which date is August 28, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Kilroy Realty Corporation’s change in accounting for the impairment or disposal of long-lived assets to conform to the statement of Financial Standards No. 144, “Impairment or Disposal of Long-Lived Assets”) appearing in the Current Report on Form 8-K of Kilroy Realty filed on or about September 12, 2003 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Los Angeles, California

October 22, 2003